UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 17, 2004

LVMH MOËT HENNESSY LOUIS VUITTON
 (Translation of registrant's name into English)

22, avenue Avenue Montaigne 75008 Paris, France
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2: 82- .)

INDEX

Item	Page

Press Release dated March 3, 2004	1

Signature	2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH Moët Hennessy Louis Vuitton

By:	/s/ Bernard Kuhn

Bernard Kuhn
General Counsel

Dated: March 17, 2004

I.A. # 4

LVMH Press Release

March 3, 2004

EXCELLENT 2003 FOR LVMH
OPERATING INCOME: + 9%
NET INCOME: + 30%

NEW OBJECTIVE OF GROWTH IN 2004

LVMH Moët Hennessy Louis Vuitton, the world’s leading luxury products group, achieved a 9% increase in operating income for 2003, amounting to 2,182 million euros on sales of 12 billion euros. All sectors contributed to this profit increase, with the exception of Watches & Jewelry. This performance is particularly noteworthy given both the difficult environment in 2003 and the very strong growth achieved in 2002.

The second half of 2003 saw an acceleration of growth in sales and operating income, which, like the same period in 2002, increased by double digits.

Net income before goodwill amortization broke through the one billion euro threshold for the first time, up 25% over 2002. This improvement, beyond that of operating income, is largely due to lower financial expenses resulting from further debt reduction. Net income was up 30%.

Highlights of 2003 included:

  Continued organic growth of key brands, notably Louis Vuitton, Moët & Chandon, Hennessy and Christian Dior,
  Growth in market share across all Group operations,
  Operating margin of 18%, up two points compared to 2002,
  Record margins for Louis Vuitton and an exceptional performance across all markets, notably in the U.S. where the brand saw a 38% growth in U.S. dollar sales for the year,
  Significant rise in Selective Retailing operating income thanks to the efficiency of DFS management and strong improvement in Sephora USA,
  28% rise in cash flow from operations which grew to 1.9 billion euros for the year,
  Strengthened financial structure with further reduction of debt and net gearing*, which was below 60% at year end.

* Net of market value of Bouygues and LVMH treasury shares

In millions of euros	2002	2003	% change
Net sales	12,693	11,962	- 6% + 4%**
Operating income	2,008	2,182	+ 9%
Net income before goodwill amortization	818	1,023	+ 25%
Net income	556	723	+ 30%

**Organic growth: with comparable structure and exchange rates

Evolution of operating income by business group:

In millions of euros	2002	2003
Wines & Spirits	750	796
Fashion & Leather Goods	1,280	1,311
Perfumes & Cosmetics	161	178
Watches & Jewelry	(13)	(48)
Selective Retailing	20	106
Other businesses and eliminations	(190)	(161)
Total LVMH	2,008	2,182

Wines & Spirits: good performance of leading brands

Operating income for the Wines & Spirits business group rose 6% in 2003, despite the negative impact of currency fluctuations. The performance of champagne brands Moët & Chandon, Dom Perignon and Veuve Clicquot were particularly good in the U.K. and Japan. In the U.S., Veuve Clicquot and Krug made excellent progress. The strong growth of Hennessy continued in the U.S., where the brand strengthened its market leadership; excellent performances were also achieved in China and Taiwan.

Sustained sales in several regions of the world, together with good cost control, notably in distribution, were the principal drivers of the improved results. The group’s firm pricing policy and efficient hedging helped limit the effect of currency fluctuations on operating income.

In order to concentrate resources on its leading brands, the group sold non-strategic assets such as Hine and Canard-Duchêne.

Fashion & Leather Goods: another record year for Louis Vuitton

Operating income for the Fashion & Leather Goods business group increased in spite of difficult circumstances marked by the weakness of the U.S. dollar and the SARS epidemic. The operating margin rose to 32%, exceeding 2002 levels. Louis Vuitton achieved a remarkable performance in 2003. Thanks to the appeal and quality of its products, as well as a dynamic innovation program, Louis Vuitton maintained its operating margin at a record level, unique in the luxury goods sector.

The opening of the world’s largest Louis Vuitton store in New York in February confirms the immense success of the brand with its American clientele and marked the beginning of Louis Vuitton’s 150th anniversary celebration. The new soft luggage collection Damier Géant was launched in this US global store as a world exclusive and is already a great success. A comprehensive line of jewelry will be launched in the second half of 2004.

The business group continues to invest in future growth drivers: Celine is confirming its new dynamic trend; Fendi is pursuing its strategic repositioning with a renewed marketing campaign and a reinforced retail network, requiring significant investments. Marc Jacobs, Emilio Pucci and Berluti continue to improve their performance and results. Donna Karan has a new management team.

Perfumes & Cosmetics: success of innovations

The Perfumes & Cosmetics business group’s operating income increased 11%. Parfums Christian Dior continued to record high profitability within a very competitive environment. Innovation in make up and skincare, thanks to the success of Dior Addict and Capture, and continued development of J’adore perfume sustained the activity of the brand. Guerlain launched a new perfume for women, L’Instant de Guerlain, which was one of the great successes of the year. The success of other launches in 2003, including Givenchy’s Very Irresistible and Parfums Kenzo’s Kenzo Air, also contributed to the strong performance of Perfumes & Cosmetics.

The U.S. cosmetics company BeneFit demonstrated its very profitable development with double digit sales growth.

Watches & Jewelry: confirmation of a revival

The Watches & Jewelry business group has, since the summer, renewed its growth in a very competitive watch market. The evolution of operating income is strongly affected by the repositioning strategy and restructuring efforts undertaken by the brands, as well as a continued policy of innovation and marketing. The unfavorable currency fluctuations also contributed strongly. These brands should reap the benefits of their innovative efforts and productivity improvements in 2004. By maintaining a development strategy based on a highly complementary portfolio of brands, the results of this business group should improve substantially in 2004.

Selective Retailing: strong increase in results

DFS reported positive results in 2003 despite a very difficult economic environment. The ongoing rigorous cost reduction plan and renegotiation of concessions helped offset lower sales during the year.

Sephora improved its operating profitability both in Europe and in the U.S. In France in particular, the new loyalty card was very well-received by customers. The network of stores was expanded into Russia and strengthened in Poland, two markets with high potential. In the U.S., Sephora continued to achieve an increase of around 20% in comparable store sales, became profitable for the first time and was cash flow positive in 2003.

Outlook for 2004: objective of further tangible growth in operating income

Sales for the first two months of 2004 have confirmed the growth trend seen since last summer. The Group achieved 7% organic sales growth during this period. Louis Vuitton continues to see double-digit organic sales growth. Demand remains particularly strong in the U.S. and Asia, and the pick up in tourism is evident.

After an excellent 2003, LVMH is well positioned for 2004.

LVMH will continue its strategy of concentrating on internal growth and the development of its leading brands in 2004. As in 2003, the Group is targeting an improvement in profitability and is focusing on cash flow.

LVMH has set for itself an objective of a tangible increase in operating income in 2004.

The geographic balance of its activities, the strength and complementarity of its brands, along with the exceptional talent of its teams, will allow the Group to gain market share and further strengthen its lead in the global luxury goods market.

Dividend increase of 6%

At the Annual General Meeting of Shareholders on May 13, 2004, LVMH will propose a dividend of 0.85 euro per share, an increase of 6%. An interim dividend of 0.22 euro per share was paid on December 4, 2003. The balance of 0.63 euro will be paid on May 19, 2004.